November 9, 2011

VIA FAX (703) 813-6983 AND

EDGAR

Mr. John A. Spitz

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20459-7010

Re: Doral Financial Corporation

Form 10-K for Fiscal Year Ended December 31, 2009

Filed February 26, 2010

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Filed May 10, 2011

Form 10-Q for Fiscal Quarter Ended June 30, 2010

Filed August 9, 2011

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Filed November 15, 2011

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 9, 2011

Form 10-Q for Fiscal Quarter Ended March 31, 2011

Filed May 16, 2011

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Filed August 16, 2011

File No. 001-31579

Dear Mr. Spitz:

We hereby acknowledge the receipt of your letter dated October 21, 2011 (the “SEC Letter”). We hereby respond to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) in the SEC Letter. The responses follow the same order and reference number set forth in the Letter. To assist in your review, we have set forth the text of the Staff’s comments in italics below.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Note 2. Recent Accounting Pronouncements, page 7

1.

We note your disclosure on page eight that you adopted ASU 2011-02 in your financial statement disclosures with no impact on the financial statements. Taking into consideration the disclosures in footnotes one to Tables X on page 104 and Table JJ on page 117, it appears that the adoption of this new guidance has had an impact on your financial statements. As a result, please revise your future filings accordingly to disclose the impact of this new guidance or provide further information to support your current

November 9, 2011

disclosure. Additionally, while we note the disclosures provided on pages 23-24 of your Form 10-Q for the period ended June 30, 2011, revise future filing to fully comply with the disclosure requirements of ASC 310-10-50-33 and 34 and provide us with your proposed disclosures to be included in your next Form 10-Q.

Response to Comment #1:

The disclosures in footnotes 1 to Table X and Table JJ were related to discrepancies that were identified as a result of management’s review of all modified loans, and not as a result of the adoption of ASU 2011-02. We will revise future filings as follows (troubled debt restructures is defined as “TDR”):

•

Footnote 1 to Table X will be revised to state that “As of December 31, 2010 TDRs includes $55.5 million net of loan modifications not previously reported as TDRs as identified by management’s review of all modified loans.”

•

Footnote 1 to Table JJ will be revised to state that impaired loans as of December 31, 2010 “Include $65.7 million net not previously reported as impaired as identified by management’s review of all modified loans.”

We will revise our TDR disclosure in our future filings to comply with clarifications made to accounting guidance. The disclosure for September 30, 2011 will be as follows:

Loan modifications and troubled debt restructurings

Doral has created a number of loan modification programs to help borrowers stay in their homes which also optimizes borrower performance and returns to Doral. In these cases, the restructure or loan modification fits the definition of TDR. The programs are designed to provide temporary relief and, if necessary, longer term financial relief to the consumer loan customer. Doral’s consumer loan loss mitigation program (including consumer loan products and residential mortgage loans) grants a concession for economic or legal reasons related to the borrowers’ financial difficulties that Doral would not otherwise consider. Doral’s loss mitigation programs can provide for one or a combination of the following: movement of unpaid principal and interest to the end of the loan, extension of the loan term for up to ten years, deferral of principal payments for a period of time, and reduction of interest rates either permanently (feature discontinued in 2010) or for a period of up to two years. No programs adopted by Doral provide for the forgiveness of contractually due principal or interest. Deferred principal and uncollected interest are added to the end of the loan term at the time of the restructuring and uncollected interest is not recognized as income until collected or when the loan is paid off. Doral wants to make these programs available only to those borrowers who have defaulted, or are likely to default, permanently on their loan and would lose their homes in foreclosure action absent some lender concession. However, Doral will reclassify borrowers and properties to foreclosure if the Company is not reasonably assured that the borrower will be able to repay all contractual principal or interest (which is not forgiven in part or whole in any current program).

Regarding the commercial loan loss mitigation programs, the Company adapted the loss

November 9, 2011

mitigation program for residential mortgages discussed above for the small commercial real estate portfolio and used similar regulatory and accounting treatment for those loans. For the large commercial real estate, commercial and industrial and construction and land portfolios, the determination is made on a loan by loan basis at the time of restructuring as to whether a concession was made for economic or legal reasons related to the borrower’s financial difficulty that Doral would not otherwise consider. Concessions made for commercial loans could include reductions in interest rates below market rates, extensions of maturity beyond policy, waiving of borrower covenants, or other contract changes that would be considered a concession. Doral mitigates loan defaults for its commercial loan portfolios through its Collections function. The function’s objective is to minimize both early stage delinquencies and losses upon default of commercial assets. The group utilizes existing collections infrastructure of front-end dialers, doorknockers, work-out agents, and third-party consultants. In the case of residential construction projects and large commercial loans, the function utilizes third-party vendors to manage the residential construction projects in terms of construction, marketing and sales, and restructuring of large commercial loans.

Residential, other consumer or commercial loan modifications can result in returning a loan to accrual status when the criteria for returning a loan to performing status are met (please refer to Doral’s non-accrual policies previously described). Loan modifications also increase Doral’s interest income by returning a non-performing loan to performing status, and cash flows by providing for payments to be made by the borrower, and decreases foreclosure and real estate owned (“REO”) costs by decreasing the number of foreclosed properties. Doral continues to consider a modified loan as a non-performing asset for purposes of estimating its allowance for loan and lease losses until the borrower has made at least six consecutive contractual payments. At such time the loan will be treated as any other performing loan for purposes of estimating the allowance for loan and lease losses.

Loans determined to be TDRs are impaired and for purpose of estimating the allowance for loan and lease losses (“ALLL”) must be individually evaluated for impairment. Small balance homogenous consumer and commercial loans loss mitigated under one of the Company’s loss mitigation programs that are determined to be TDRs are pooled on a monthly basis and an impairment analysis of discounted cash flows is performed. If a pool yields a present value below the recorded investment in the pool of loans, an impairment is recognized by a charge to the provision for loan and lease losses and a credit to the ALLL. For loss mitigated loans without a concession in the interest rate, the Company performs an impairment analysis of discounted cash flows giving consideration to probability of default and loss given foreclosure on those estimated cash flows, and records an impairment by charging the PLLL with a corresponding credit to the ALLL. Large commercial loans (including CRE, C&I and C&L) that have been loss mitigated are evaluated individually for impairment. Doral measures impaired loans at their estimated realizable values determined by discounting the expected future cash flows at the loan’s effective interest rate, or as practical expedient, at the estimated fair value of the collateral, if the loan is collateral dependent. For collateral dependent construction projects, Doral determines the fair value measurement dependent upon its exit strategy of the particular asset(s) acquired in foreclosure.

November 9, 2011

Loan modifications that are considered troubled debt restructurings completed during the quarters and nine months ended September 30, 2011 and 2010 were as follows:

	For the Quarter Ended September 30, 2011
	2011			2010
(In thousands)	Number of Contracts	Pre-modification recorded innvestment	Post- modification recorded investment	Number of Contracts	Pre- modification recorded innvestment	Post- modification recorded investment
Consumer:
Non-FHA/VA Residential	456	$49,457	$50,938	1,135	$147,424	$148,940
Other Consumer	3	9	9	4	24	24

Total Consumer	459	49,465	50,947	1,139	147,448	148,964
Commercial:
Commercial Real Estate	10	$8,448	$8,360	46	$11,545	$11,586
Commercial and Industrial	1	762	750	0	-	-
Construction and Land	1	31	36	7	15,854	16,100

Total Commercial	12	9,241	9,146	53	27,399	27,686
Total Loan Modifications	471	$58,706	$60,093	1,192	$174,847	$176,650

	Nine Month Period Ended September 30, 2011
	2011			2010
(In thousands)	Number of Contracts	Pre-modification recorded innvestment	Post- modification recorded investment	Number of Contracts	Pre-modification recorded innvestment	Post- modification recorded investment
Consumer:
Non-FHA/VA Residential	1,578	$177,301	$180,039	1,986	$243,856	$246,038
Other Consumer	22	117	117	33	242	242

Total Consumer	1,600	177,418	180,156	2,019	244,098	246,280
Commercial:
Commercial Real Estate	90	$28,693	$29,279	66	$25,404	$25,393
Commercial and Industrial	2	832	820	0	-	-
Construction and Land	3	92	97	12	33,020	33,262

Total Commercial	95	29,617	30,196	78	58,424	58,655
Total Loan Modifications	1,695	$207,035	$210,352	2,097	$302,522	$304,935

The post-modification amounts greater than the pre-modification amounts result from including amounts due from the customer for Doral’s previous payments for property taxes, insurance, and other fees. Such fees are paid by Doral in certain instances to maintain their lien position or otherwise protect their interest in the property during a period the borrower was delinquent or otherwise negligent in making timely payments.

Recidivism, or the borrower defaulting on its obligation pursuant to a modified loan, results in the loan once again becoming a non-accrual loan. Recidivism occurs at a notably higher rate than defaults on new origination loans; therefore, modified loans present a higher risk of loss than do new origination loans.

November 9, 2011

Loan modifications considered troubled debt restructurings that re-defaulted during the nine months ended September 30, 2011 within twelve months of the modification were as follows:

	Nine months ended September 30, 2011
(In thousands)	Number of contracts	Recorded investment
Consumer
Residential mortgage — non FHA/VA	118	$17,140
Other consumer	1	14

Total consumer	119	17,154
Commercial
Commercial real estate	9	2,548
Construction and land	—	—

Total commercial	9	2,548

Total recidivism	128	$19,702

For the quarter and nine month periods ended September 30, 2011, the Company would have recognized $3.1 million and $6.6 million, respectively, in additional interest income had all TDR loans been accounted for on an accrual basis.

As of September 30, 2011, construction TDRs include an outstanding principal balance of $71.1 million with commitments to disburse additional funds of $17.7 million.

In the determination of the Company’s ALLL, on a quarterly basis the discounted cash flow analysis of the pools of small balance homogenous consumer and commercial TDRs is updated to reflect historical performance of the pool. Assumptions of probability of default and loss given default are updated on a quarterly basis giving consideration to the performance of the TDR portfolio. For large commercial loans that are evaluated individually for impairment, the performance of the loan is also considered in order to estimate the realizable value of the loans as part of the quarterly evaluation of the ALLL.

Note 9. Loans Held for Sale and Loans Receivable, page 16

2.	We note your disclosure here that loans held for sale include $148.1 million of defaulted loans collateralizing GNMA securities for which you have an unconditional option, but not an obligation to repurchase. Please tell us whether you repurchased these loans from the GNMA trust and discuss your business reason(s) for selling these loans and not holding them in your portfolio.

Response to Comment #2:

A significant component of Doral’s business model is the pooling, securitizing and servicing of loans insured by the Federal Housing Administration (“FHA”) and Farmers Home

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Administration (“FmHA”), or guaranteed by the Veteran’s Administration (“VA”), (collectively “GNMA Loans”) for issuance of GNMA Mortgage Backed Securities (“MBS”). Conforming loans are pooled and securitized as FNMA or FHLMC MBS in a transfer accounted for as a sale. It is Doral’s business decision to originate these loans for sale in the same manner a mortgage company originates loans for sale. Likewise, it is Doral’s business decision not to hold the loans in its loan portfolio.

Under the GNMA Mortgage Backed Securities Guide, when the loans meet GNMA’s specified delinquency criteria they are eligible for repurchase. At the Company’s option and without GNMA prior authorization, Doral may repurchase such delinquent loans for an amount equal to 100% of the loan’s remaining principal balance. This buy-back option is considered a conditional option until the delinquency criteria is met, at which time the option becomes unconditional. When the loans backing a GNMA security are initially securitized, the Company treats the transaction as a sale for accounting purposes because the conditional nature of the buy-back options means that the Company does not maintain effective control over the loans and therefore these are derecognized from the balance sheet. When individual loans later meet GNMA’s specified delinquency criteria and are eligible for repurchase, Doral is deemed to have regained effective control over these loans and they must be brought back onto the Company’s books as assets (and an offsetting liability) at fair value, regardless of whether the Company as seller-servicer intends to exercise the buy-back option.

In the normal course of our servicing business we repurchase loans out of the pools in order to work them out with the intention of improving credit performance. For the six months ended June 30, 2011 and the year ended December 31, 2010, Doral repurchased approximately $15.2 million and $68.7 million, respectively of GNMA loans pursuant to the right to repurchase. Once repurchased the loans are transferred to the loan receivable portfolio.

3.	We note your loans receivable table disclosure on page 17. Please tell us and revise future filings to disclose the amount of home equity loans and lines of credit outstanding as of the latest interim period end and December 31, 2010, as applicable. Please segregate the amounts by those amortizing and non-amortizing and tell us whether any of your home equity loans are in a second lien position.

Response to Comment #3:

The Company does not extend, and has not offered as a product, home equity loans. Therefore, there were no home equity loans outstanding as of June 30, 2011 or December 31, 2010. There were lines of credit outstanding of $16.2 million and $17.8 million as of June 30, 2011 and December 31, 2010, respectively. We do not consider the amount of lines of credit to be material to warrant separate disclosure in the financial statements.

November 9, 2011

4.	We note from footnote two to the loans receivable table on page 17 that you have interest-only loans. Please tell us and revise to disclose in future filings the interest- only loans by year of reset and whether any of the $405.8 million of interest-only loans as of June 30, 2011 have been modified and/or considered to be troubled debt restructurings. Also, please tell us and revise future filings to disclose whether the default and delinquency statistics for those loans that have reset features and are amortizing show a different trend than those that are still in the interest-only period.

Response to Comment #4:

The preponderance of interest only loans referenced by the footnote are construction/land and commercial loans with common terms and conditions for those products that include interest only payments and principal due at maturity. These interest only loans do not have reset features as you would find on residential mortgage loan troubled debt restructurings where interest rates may be reduced and the customer granted an interest only period. Therefore re-default and delinquency statistics are not relevant to the loans referenced by the footnote. As of June 30, 2011 the reported $405.8 million of interest-only loans included $21.6 million that were TDRs, primarily in the construction/land loan portfolio. In future filings this footnote will be changed to clarify that the interest only loans referenced are for the original loan terms only and generally consist of commercial loans.

5.	We note your nonaccrual loan policy on page 17 and your response to prior comment nine in our letter dated May 9, 2011 that when the ultimate collectability of principal is uncertain you will apply interest collections as principal reductions. Please revise your disclosure in future filings to expand upon the factors you consider in concluding that the collectability of principal is uncertain. Additionally, disclose how you determine that the full repayment of the remaining contractual principal and interest is expected in order to return a nonaccrual loan to accrual status. Refer to ASC 310-10-50-6(a) to (c).

Response to Comment #5:

The determination of whether the collectability of principal is uncertain is based upon delinquency status, collateral valuation, and/or management judgment of the ultimate collectability in turn based upon knowledge (often non-public) of the customer’s business, personal circumstances (divorce, family member death, etc.), personal legal issues, local economic conditions, or any other matter that may have bearing on the customer’s ultimate ability to repay the loan. The determination that the full repayment of the remaining contractual principal and interest is expected in order to return a loan to accrual status is based upon recent payment performance, updated valuations, borrowers’ other assets, and management estimate as to future performance again based upon knowledge (often non-public) of particular borrower circumstances. As a community bank, many of our borrowers are small non-public companies and individuals whose ability to repay will be greatly affected by personal, family and community factors. Our proposed future disclosure follows:

November 9, 2011

Non-accrual and Past-Due Loans and Leases

Doral recognizes interest income on loans receivable on an accrual basis unless it is determined that collection of all contractual principal or interest is unlikely. Doral discontinues recognition of interest income, when a loan receivable is delinquent on principal or interest for more than 90 days, except for revolving lines of credit and credit cards (non-accrual at 180 days), mortgage loans insured by FHA/VA (non-accrual at 270 days), and certain loans determined to be well collateralized so that ultimate collection of principal and interest is not in question (for example, when the outstanding loan and interest balance as a percentage of current collateral value is less than 60%). When a loan is placed on non-accrual, all accrued but unpaid interest is reversed against interest income in that period. Loans return to accrual status when principal and interest are current under the terms of the loan agreement, or when the loan is both well-secured and in the process of collection and collectability is no longer doubtful. In the case of loans under troubled debt restructuring agreements, the Company continues to place the loans in non-accrual status and reports the loans as non-performing loans unless the Company expects to collect all contractual principal and interest and the loans have proven repayment capacity for a sufficient amount of time. Previously reversed or not accrued interest will be credited to income in the period of recovery. Interest income is recognized when a payment is received on a non-accrual loan if ultimate collection of principal is not in doubt.

Accrued interest receivable on impaired loans is reversed when a loan is placed on non-accrual status. Interest collections on non-accruing loans, for which the ultimate collectability of principal is uncertain, are applied as principal reductions. The judgment as to ultimate collectability is based upon collateral valuation, delinquency status, and management judgment of ultimate loan collectability, which may be based upon knowledge of specific borrower circumstances. Otherwise, such collections are credited to interest income when received. These loans may be restored to accrual status when all principal and interest is current and full repayment of the remaining contractual principal and interest is expected, or when the loan otherwise becomes well-secured and is in the process of collection. The judgment as to returning a loan to accrual status considers recent collateral valuations, recent payment performance, borrowers’ other assets, and management estimate as to future loan performance, which may be based upon knowledge of specific borrower circumstances. Loans whose contractual terms have been modified in a TDR and are performing at the time of restructuring remain on accrual status if there is demonstrated performance prior to the restructuring and payment in full under the restructured terms is expected. Otherwise, the loans are placed on non-accrual status and reported as non-performing until there is sustained repayment performance for a reasonable period.

6.

We note your disclosure on page 18 that for consumer loans, prior to qualifying the borrower for a loss mitigation product, you must receive at least three consecutive monthly payments. Also, once the borrower is approved for a loss mitigation product they are placed on a probation period until the loan is returned to accrual status. Please tell us and clarify in future filings whether the three consecutive monthly payments are made

November 9, 2011

under the original or modified terms of the loan. In addition, tell us when the loan is classified as a TDR, i.e. when the loan is placed on probation period or once the probationary period is completed.

Response to Comment #6:

For consumer loans Doral requires at least the equivalent of three consecutive monthly payments under the modified terms of the loan prior to executing a loss-mitigation transaction. When the three consecutive payments are received and the loss-mitigation transaction is executed, the loan is classified as a TDR.

Credit Quality, page 20

7.	We note your response to prior comment 12 in our letter dated May 9, 2011 and your disclosure on page 21 that for large commercial and construction loans on an ongoing basis you manage, review, and validate the risk rating of these large credits through your internal loan risk rating system. Also, we note your internal risk rating system includes the following ratings: pass, special mention, substandard, doubtful, or loss and the substandard classification is factored into which commercial real estate loans you review for impairment. Considering that you rely on the risk ratings as part of your evaluation of loans for impairment and you rate your commercial and construction loans on an ongoing basis under this system, please address the following in your credit quality indicator disclosures:

•	Tell us and revise to disclose in future filings a description of your internal risk rating system and each risk grade as stated in your response.

•

Revise future filings to present the recorded investment in large commercial and construction and land financing receivables by your internal risk ratings and disclose the date or range of dates in which the information was updated for the ratings.

•	Lastly, tell us and revise to disclose how the five internal risk ratings relate to the likelihood of loss.

Response to Comment #7:

The commercial loans are evaluated, using updated debt service coverage ratios and LTVs where applicable, and either rated as pass (three grades of pass), special mention, substandard, doubtful, or loss as defined by Doral’s internal loan risk rating system.

The system is designed to be a tool for senior management to manage the bank’s credit risk and provide an early warning system for the negative migration of credits. The system also provides for recognition of improvement in credits. The ratings of large loans are updated at least annually, and may be updated upon change in delinquency status, renewal at maturity, or other circumstances.

November 9, 2011

Each commercial and construction credit facility over $1MM is assigned a grade that takes into consideration factors that materially affect credit quality. Facilities under $1MM are automatically classified based on delinquency status. Loan Review reviews and reclassifies commercial or construction credits in accordance with their view of the loan’s credit risk and condition.

The Bank assigns loan grades based upon the following definitions:

•	“1” — Highest Quality

This loan represents a credit extension of the highest quality. The borrower’s historic (at least five years) cash flows manifest extremely large and stable margins of coverage. Balance sheets are conservative, well capitalized, and liquid. After considering debt service for proposed and existing debt, projected cash flows continue to be strong and provide ample coverage. The borrower typically reflects broad geographic and product diversification and has access to alternative financial markets. Also included in this category may be loans secured by savings accounts and insured certificates of deposit.

•	“2” — Good Quality

This loan has a sound primary and secondary source of repayment. The borrower may have access to alternative sources of financing, but sources are not as widely available as they are to a higher graded borrower. This loan carries a normal level of risk, with minimal loss exposure. The borrower has the ability to perform according to the terms of the credit facility. The margins of cash flow coverage are satisfactory but vulnerable to more rapid deterioration than the higher quality loans. Loans secured by high quality traded stocks, lower grade municipal bonds (must still be investment grade), and governmental guarantee loan programs (SBA) may also be included in this grade.

•	“3” — Acceptable Quality

The borrower is a reasonable credit risk and demonstrates the ability to repay the debt from normal business operations. Risk factors may include reliability of margins and cash flows, liquidity, dependence on a single product or industry, cyclical trends, depth of management, or limited access to alternative financing sources. Historic financial information may indicate erratic performance, but current trends are positive. Quality of financial information is adequate, but is not as detailed and sophisticated as information found on higher graded loans. If adverse circumstances arise, the impact on the borrower may be significant. All small business loans extended based upon credit scoring should be classified in this category unless deterioration occurs, in which case they should bear one of the below mentioned grades.

•	“SM” — Special Mention

These credit facilities have potential developing weaknesses that deserve extra attention from the account manager and other management personnel. If the developing weakness is not corrected or mitigated, there may be deterioration

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in the ability of the borrower to repay the bank’s debt in the future. This grade should not be assigned to loans which bear certain peculiar risks normally associated with the type of financing involved, unless circumstances have caused the risk to increase to a level higher than would have been acceptable when the credit was originally approved. Loans where actual, not potential, weaknesses or problems are clearly evident and significant should generally be graded in one of the grade categories below.

•	“SS” — Substandard

Substandard loans are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the bank will sustain some loss if the deficiencies are not corrected.

•	“D” — Doubtful

Loans classified Doubtful have all the weaknesses inherent in those classified Substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions and values, highly questionable and improbable.

•	“L” — Loss

Loans classified Loss are considered uncollectible and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value but rather it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be affected in the future.

When it is believed a loss will arise from a particular loan, that loan is considered impaired and the loan will be classified as either Substandard, Doubtful, or Loss, depending upon the severity and likelihood of the loss.

Doral will revise its future filings to present its large commercial and construction and land loans by the internal risk ratings.

Loan modifications and troubled debt restructurings, page 22

8.	We note your disclosure on page 23 that the loss mitigation program for large commercial real estate, commercial and industrial, and construction and land loans is determined on a loan by loan basis at the time of the restructuring. Also, we note that concessions made include reductions in interest rates and extensions of maturity beyond policy. Please address the following:

•

Tell us if you have commercial real estate, commercial and industrial, and construction and land loans that you have extended or renewed at or near original maturity. If so, please tell us about the types of extensions being made and whether loan terms are being adjusted from the original terms.

November 9, 2011

•	Tell us the total of these loans for the past two fiscal years and first half of 2011 and separately state the amount of loans extended or renewed that had adjustments to original terms.

•	Tell us whether these loans are accounted for as troubled debt restructurings.

Response to Comment #8:

For the large commercial portfolio (including commercial real estate and commercial & industrial with UPBs of $1MM+, as well as all land and construction loans), restructures that are extended or renewed at or near original maturity are limited to administrative extensions or a loan modification that extends term and otherwise modifies the loan.

Administrative extensions are typically limited to 90 days, are available only for performing loans, and are used only while renewals or restructures are being negotiated with the debtor to allow for such requirements as the preparation of financial statements by the customer, obtaining updated collateral valuations, or preparation of legal documentation. Loans subject to administrative extensions are not accounted for as troubled debt restructurings at the time of administrative extension as no changes other than the extension of the maturity date have been made to the original loan terms, and are made only to customers not experiencing economic distress (the extension itself is not a concession to the distressed borrower).

If at the time the loan’s new terms and conditions are agreed to and the transaction extends the term or otherwise modifies the loan in a manner that meets the definition of troubled debt restructure, the Company will account for the loan as a troubled debt restructuring. The amount of commercial real estate, commercial and industrial, and construction and land loans that were extended or renewed with adjustments to the original terms that are accounted for as troubled debt restructurings for 2009, 2010 and the first six months of 2011 were $92.8 million, $78.2 million, and $19.0 million, respectively.

Note 28. Fair Value of Assets and Liabilities, page 48

9.	We note your response to prior comment 16 in our letter dated May 9, 2011 and your disclosure on page 49. Specifically, we note that you expanded your population of comparative appraisals in your CPI to include all appraisals received in 2008 through 2010. We also note from your response to prior comment 17 that the CPI change had a larger impact, $5.4 million benefit, on the commercial real estate portfolio compared to construction and land portfolio. Please address the following:

•	Confirm that your adjustment for “fade” in market value or CPI adjustment is still based on the actual appraisal experience for similar properties in similar geographic areas.

•	Explain in further detail why the CPI change affected the commercial real estate portfolio impairment charge more than the construction and land portfolio.

November 9, 2011

•	Discuss the reasons why the individual loan measurements in the commercial real estate portfolio had a benefit when the construction and land portfolio had a $9.1 billion provision.

Lastly, please tell us if similar changes to the CPI and corresponding provisioning for these loan portfolios continued in the three-months ended June 30, 2011 and September 30, 2011. If so, please provide a corresponding explanation that allows for a complete understanding.

Response to Comment #9:

With regards to the Collateral Pricing Index (CPI), it is used to estimate the decline in the market value of commercial, construction, and land properties. It is used only because current appraisals are not available on a portion of collateral dependent loans being measured for impairment. The CPI is based on actual valuation changes to properties in the large commercial portfolio, including commercial real estate and commercial & industrial with UPBs of $1MM+, as well as all land and construction loans. All of the properties used for the CPI are located in Puerto Rico, and the results are used only for impairment analysis for loans secured by properties located in Puerto Rico. The index does not differentiate by product type due to the limited number of properties in certain product types for which we have appraisals.

The CPI is applied in the same manner to both the commercial real estate portfolio and the construction and land portfolios. However the effect of applying the CPI index change in any period to a product is dependent on the date of the most recent appraisal for each impaired loan, the length of time since the most recent appraisal of each impaired loan was completed, the number and origination date of new impaired loans in the period, and the aggregate number of loans subject to the index for a product. For example, the amount of loan exposure to which the index is applied is greater for commercial real estate than construction and land, so if all other variables are equal, one would expect the effect on the commercial real estate to be greater than for land and construction. However, in a period where a large land and construction loan first became impaired, and if such loan’s more recent valuation was from 2007, it is possible that the resulting additional reserve provision would result in a larger CPI adjustment land and construction in that period.

In terms of the provisions driven by the CPI changes in relation to total net provision for the 1Q-2011 for the individual portfolios, the following table provides the information:

Portfolio	Total Net Provision for 1Q-2011	Provision driven by CPI changes
Commercial Real Estate	$5.8MM reduction in estimate	$5.4MM reduction in estimate
Construction and Land	$7.2MM increase in estimate	$1.9MM reduction in estimate

To interpret the table, in the first quarter of 2011 both the commercial real estate and construction and land portfolios received a benefit from expansion of the population of past

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appraisals. However, the construction and land portfolio benefit from the CPI expansion was more than offset by downgrades and increased provisions on a number of construction and land loans. The commercial real estate portfolio did not experience the same level of non-CPI adjustments.

In the second and third quarters of 2011, the Company recorded increases in the provision related to new appraisals received of $1.4 million ($0.9 million commercial real estate and $0.5 million construction and land) and $4.3 million ($2.4 million commercial real estate and $1.9 million construction and land), respectively.

Provision for Loan and Lease Losses, page 77

10.	You disclose here and on page 112 that the current allowance for loan and lease losses is adequate. If true, please revise your disclosure here as well as in other places throughout the document where you refer to the allowance for loan and lease losses as adequate, to instead state that you believe the allowance is maintained at a level believed “appropriate” to provide for inherent probable losses in your portfolio.

Response to Comment #10:

We will revise our disclosures in future filings where we, in the past, refer to the allowance for loan and lease losses as “adequate”. We will prospectively state that we believe the allowance is maintained at a level believed appropriate to provide for inherent probable losses in our portfolio.

11.	We note your disclosure here that the second quarter 2011 provision for loan and lease losses was the result of several factors including refinements made to the loss reserving methodologies. Please tell us and revise future filings to discuss in detail the refinements you made to your loss reserving methodologies during the second quarter of 2011. Also, please disclose the financial statement impact of these changes on both your allowance and provision for loan and lease losses in the period of change.

Response to Comment #11:

During the second quarter of 2011, management analyzed OREO sales from January 1, 2009 through May 30th, 2011. Management focused on recent sales under the enhanced OREO management and sales processes, while also analyzing sales through abandoned delivery channels (primarily auctions) that management has elected not to utilize going forward. Management stratified the sales by the same modified Loan-To-Value (LTV) brackets that account for amortization and are used in the ALLL process to arrive at updated Loss Given Defaults (LGDs) based on Doral’s historical experience. Using the updated LGDs resulted in an additional provision of $1.9 million versus if the LGDs from the first quarter had been used in the second quarter ALLL estimate.

November 9, 2011

Balance Sheet and Operating Data Analysis

Loan Production, page 81

12.	We note your disclosure on page 84 that your U.S. based middle market syndicated lending strategy is to acquire participation interests in U.S. mainland companies. We also note your response to prior comments six and seven in our letter dated May 9, 2011 and that as of December 31, 2010 your gross investment in loan participations were $616.56 million or 11% of the total loan portfolio. Please address the following:

•	Tell us and revise future filings to disclose your total loan participations differentiating between whether or not you are the lead bank;

•

For the loan participations where you are not the lead bank, describe the relationship you have with the lead bank and the timeliness of communication from them regarding updated loan risk ratings, valuation of the supporting collateral, etc.; and

•

Tell us whether any of the loan participation interest(s) you sold in 2010 and the first half of 2011 could require you to repurchase these interests due to a triggering event. If so, please tell us the triggering events that require repurchase and whether you have repurchased any loan participation interest(s) in the past two fiscal years.

Response to Comment #12:

Doral becomes the lender of record to the borrower via an assignment of interests through the agent/lead bank of a syndicated loan arrangement. As such, Doral does not acquire participation interests in loans that are made by other lenders. Doral is not the agent or lead bank in any syndication arrangement.

•	We will clarify in future filings that Doral does not act as an agent or lead bank in any of the loan arrangements, and that Doral’s interest is an assignment, and not a participation, interest.

•

In all of the loan interests acquired by Doral, the lead bank acts as an agent on behalf of a syndicate of all lenders, which includes Doral. Doral is a lender of record with the underlying borrower. As agent, the lead bank, among other things, acts as an intermediary to ensure that the borrower delivers to the syndicate lenders information that is required to be provided under the loan document(s), which may include financial statements, compliance certificates, and other required information. The reporting requirements are stipulated in the credit agreements and are generally required for each quarter and fiscal year-end. Failure by the borrower to deliver such information to the agent would constitute a technical default. As a practical matter, most of the information is gathered and distributed via third party websites made available to the lending syndicate. This procedure helps ensure the timely distribution of such materials.

Doral does not rely on the agent for loan risk ratings. Rather it is Doral’s policy to assign an internal risk rating or classification to each of its loans. This risk rating is reviewed at least quarterly and, if necessary, adjusted. The loans in which

November 9, 2011

Doral holds interests are broadly syndicated and are therefore subject to review under the Shared National Credit Program. To the extent that the loans are in “Shared National Credits” (SNC) reviews, and these credits are subject to SNC ratings, the SNC rating will always supersede the internal rating. Most of the loans in which Doral has acquired an interest are assigned ratings by external, third-party credit rating agencies (e.g., Standard and Poor’s). The agent bank does not provide its internal risk rating to the syndicate of lenders.

•

None of the loan interests sold in 2010 and the first half of 2011 are subject to repurchase provisions of any kind. In general, we would not be subject to such provisions upon sale. Doral has not made any repurchases subject to such provisions over the last two fiscal years.

In responding to this question it was identified that Doral would better characterize the loan interests as assigned interests in syndicated loans, and will do so in future filings.

Table X – Loan Modifications Considered TDRs, page 104

13.	We note your disclosure that the decrease in residential mortgage TDRs in June 30, 2011 compared to December 31, 2010 is due to the removal from TDR classification of restructured loans that are in compliance with their modified terms and yield a market rate in calendar years after the year in which the restructuring took place. Please tell us and revise your future filings to disclose how you determined the interest rates on these loans that were removed from TDR classification during the current period were representative of market rates taken into consideration the borrowers’ credit risk and prevailing economic conditions. Please also consider disclosing a rollforward of your TDR loan balances that would provide for gross additions and reductions separately for each class of financing receivable.

Response to Comment #13:

In order to determine if the loan was restructured with a market rate at the time of modification for loans with a similar credit risk profile, management compiled an index of weekly FRM Jumbo Prime rate (the average size of Doral’s loans is approximately $125,000, so by using the jumbo prime rate there is an embedded premium in the rate) for non-conforming loans with a 50bps increase to account for the past delinquency status of the TDRs. Doral also requires the loan to be in compliance with the modified payment terms for a period of time before (see Note below), and at the time, a TDR status change is made. If the loan was modified with an interest rate greater than or equal to the FRM Jumbo Prime rate + 50bps for the week it was modified in, the interest rate requirement was considered met for reporting purposes.

[Note: Doral requires the loan to be at market terms at the time of modification and in compliance with the modified payment terms as of December 31 of the year it was modified, and as of March 31 of the year after the loan was modified, and that there was no other loan provision modified that would otherwise require characterization as a troubled debt restructuring to change the TDR reporting status.]

November 9, 2011

Doral will consider including a troubled debt restructuring roll forward in the December 31, 2011 Form 10K.

Tale AA – Composition of Mortgage Non-Performing Loans, page 108

14.	We note your disclosure here that actual LTV ratios are calculated based on current unpaid balances and original property values. Also, we note your response to prior comment eight in our letter dated September 28, 2010 where you state that actual LTVs could consider either the original property values, if there has been no update since loan origination, or the latest available assessment of value. Please revise future filings to clarify the definition of actual LTVs and whether some are based on an assessment of value more current than the original property value. Also, revise your composition of mortgage non-performing loans table to segregate those LTVs that are based on original property values and those based on a more current assessment of value.

Response to Comment #14:

We will revise future filings to clarify that actual LTV ratios are calculated based on current unpaid balances and either (i) the original valuation or (ii) the latest available assessments of value. In future filings we will properly define the calculations used when referring to the LTV ratios, and will include LTV ratios based on current unpaid balances and most recent available assessments of value. Following is the disclosure as of September 30, 2011 for the composition of mortgage non-performing loans:

“There has been significantly less fade in residential real estate values in homes under $250,000 in Puerto Rico, the price point for the preponderance of Doral’s residential mortgage loan portfolio. The following table shows the composition of the mortgage non-performing loans according to their actual loan-to-value (“LTV”) and whether they are covered by mortgage insurance. For purposes of this disclosure actual LTVs are calculated based on current unpaid balances and original property values or most recent available assessments of value.”

November 9, 2011

Composition of Mortgage Non-Performing Loans

September 30, 2011

		Distribution based on
Collateral Type	Loan to Value	Original property value	Most recent assessment of value
FHA/VA loans	n/a	44%	3%
Loans with private mortgage insurance	n/a	3%	7%
Loans with no mortgage insurance	<60%	14%	17%
	61-80%	27%	19%
	81-90%	7%	17%
	Over 91%	5%	37%

		100%	100%

37% of the loans in the above table used the original property appraisal obtained at the time of the loan, and 63% of the loans used a more recent valuation.

Other Real Estate Owned, page 110

15.	We note your response to prior comment ten in our letter dated May 9, 2011. Also, we note your disclosure here that a strategic decision was made to reduce pricing on the OREO portfolio in order to accelerate sales. Please tell us whether you reduced the pricing of OREO based on a set percentage or if it was a case-by-case scenario. Also, tell us and revise to disclose whether you adjusted the value of your OREO portfolio for this strategic decision prior to the sale of the properties.

Response to Comment #15:

At the end of the second quarter of 2010 the Company made a strategic decision to reduce pricing on the OREO portfolio in order to accelerate sales. The reduction in prices was established across the entire OREO portfolio based on a set percentage applied to the stratified portfolio. The OREO portfolio was stratified based on aging and book values of the properties. Properties in OREO for a longer period of time, or were of greater value at origination, were assigned a higher percentage of loss. The adjustment to the values of our OREO portfolio was made prior to the sale of the properties.

Allowance for Loan and Lease Losses (“ALLL”), page 111

16.

We note your response to prior comment two in our letter dated May 9, 2011 and your disclosure on page 112. We also note that each of the factors noted have a different and sometimes offsetting effect on the estimated value of the asset. Please tell us whether there are differences in the effect of these factors based on the type of construction (i.e. tract developments with unsold units, etc.) and also the guidance you relied upon in your valuation

November 9, 2011

determination for collateral-dependent construction loans. In addition, please provide an example of the valuation of a construction loan including the assumptions you used and the impact each factor had on that valuation.

Response to Comment #16:

Management’s valuation of a collateral dependent loan without a current appraisal only considers the above mentioned factors for those construction loans secured by tract developments that are active construction projects with units available for sale (four loans in the Company’s current portfolio). The guidance relied upon in our valuation determination is primarily ASC 310-10-35, Receivables-Measurement of Loan Impairment, which requires the use of fair value less disposition costs. ASC 820-10, Fair Value Measurements and Disclosures, defines fair value as the sale between a willing buyer and seller in an orderly market. ASC 820-10 guidance further states that the fair value assumes a principal, i.e. most advantageous, market for the asset. By advantageous market, the guidance indicates the market in which the Bank can sell/exit from the asset that maximizes the amount received by the seller and in the case of the creditor the minimum amount of capital used. We view the “orderly market” and “principal, i.e. most advantageous, market for the asset” concepts in ASC 820-10 to be consistent with the “competitive and open market” and “parties acting in what they consider their own best interest” concepts from Part 323.4 of the FDIC Rules and Regulations. Doral’s policy view is that unit sales to end users as the principal market is appropriate and thus a valuation method that determines that fair value based on that market using the estimation of cash flows from individual unit sales, with the appropriate deductions and discounts (i.e. holding costs, marketing costs, and entrepreneurial profit), is also appropriate and in accordance with regulatory and accounting guidance.

The following table identifies the key assumptions underlying the estimated fair value calculation and the resulting estimated fair value. The subsequent columns change one variable from the base case, as identified in the assumptions, and calculates the fair value given the change in that variable:

	Base Case	Alternate #1	Alternate #2	Alternate #3
Price Per Unit	$150,000	$135,000	$150,000	$150,000
Total Number of Units	120	120	120	120
Absorption Period (yrs)	2.5	2.5	2.5	3.33
Discount Rate	7.25%	7.25%	5.25%	7.25%
Net Present Value	$12,097,643	$10,585,529	$12,421,800	$11,790,720

November 9, 2011

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on the response above or require any additional information, please do not hesitate to contact the undersigned at (787) 474-6296.

Sincerely,

Robert E. Wahlman

Executive Vice President and

Chief Financial Officer